MONTHLY REPORT - JULY, 2007

                           Providence Select Fund, LP
                The net asset value of a unit as of July 31, 2007
                 was $ 984.35, down 4.2% from $ 1,027.64 per unit
                               as of June 30, 2007.

                     STATEMENT OF CHANGES IN NET ASSET VALUE

                                               Current Period      Year to Date
Net Asset Value (1,918.170 units)at            $ 1,971,188.24          2,000.00
   June 30, 2007
Addition of 440.263 units on July 2,               452,430.35      2,376,323.10
   2007
Redemption of 7.373 units on July 31,               (7,257.61)        (7,257.61)
   2007
Net Income (Loss)                                 (102,091.35)       (56,795.86)
                                               ---------------     -------------
Ending Net Asset Value (2,351.060 units)       $ 2,314,269.63      2,314,269.63
                                               ===============     =============
Net Asset Value per Unit at                $       984.35
July 31, 2007


                        STATEMENT OF INCOME AND EXPENSE
Income:
   Gain (loss) on trading of commodity
      futures:
      Realized gain (loss) on closed contracts     $   2,954.34      104,874.22

      Change in unrealized gain (loss) on open       (41,828.59)      (9,693.92)
         contracts

   Interest income                                    10,036.40       27,125.76
                                                   =============    ============
Total: Income                                        (28,837.85)     122,306.06

Expenses:
   Brokerage commissions                              11,791.95       37,657.09

   Operating expenses                                 50,792.59       78,782.75

   Incentive fee                                             0        26,850.72

   Management fee                                      4,824.21       15,577.28

   Continuing service fee                              5,844.75       20,234.08

   Organizational & offering expenses                        0               0
                                                  --------------    ------------
Total: Expenses                                       73,253.50      179,101.92
                                                  ==============    ============
Net Income (Loss) - April, 2007                    $(102,091.35)     (56,795.86)


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and complete.

                                         Michael P. Pacult, President
                                         White Oak Financial Services. Inc.
                                         General Partner
                                         Providence Select Fund. LP


                           Notice to Partners
                Providence Select Fund, Limited Partnership
                            5914 N. 300 West
                            Fremont, IN 46737

                             August 13, 2007

Dear Providence Limited Partner:

Pursuant to our obligation to manage the Fund on your behalf, we have made the following changes:
* Effective September 1, 2007, the management fee to NuWave Investment Corp. will be increased from up to 2.5% annually to up to 3.25% annually. The fee will continue to be based on the rate of trading assigned by NuWave and approved by the General Partner. Correspondingly, the corporate General Partner will lower its incentive fee from 3.0% to 0.5%. This change will allow the commodity trading advisor increased flexibility in trading on behalf of the Fund.
* Recently our regulators required that we expense offering and organizational charges when incurred up to the date the Fund commenced trading, subject to deferral of payment to a date selected by the General Partner. However, this is for financial reporting purposes only, and the Net Asset Value of your Units for subscription and redemption purposes will not change. Also, no changes will be made to the amount of cash available to the commodity trading advisor to trade on behalf of your Units in the Fund. Accordingly, the Fund will restate its financial statements for the years ended 2004, 2005 and 2006, and the three month period ended March 31, 2007.

There will be a substantial change to the net loss for these periods only on the financial statements because the offering and organizational expenses incurred prior to commencement of trading will be expensed as of a previous date. Consistent with the terms of the offering, the General Partner and its affiliates will defer the actual reimbursement of offering and organizational expenses until after the twelfth month of trading.

The above changes are provided to you pursuant to your rights and obligations pursuant to the limited partnership agreement. See Exhibit A attached. Should you have any questions, contact us at (800) 331-1532.

                                  Providence Select Fund, Limited Partnership
                                  By: White Oak Financial Services, Inc.
                                  General Partner

                                  By: /s/ Michael P. Pacult
                                  Michael P. Pacult
                                  President



                                     EXHIBIT A
                                   EXCERPTS FROM
                    PROVIDENCE SELECT FUND, LIMITED PARTNERSHIP
                          AGREEMENT DATED SEPTEMBER 1, 2003

Voting Rights

10.8 EXERCISE OF RIGHTS. Upon receipt of a written request, executed by ten percent (10%) or more of the holders of Units for a vote upon and to take action with respect to any rights of the Partners under this LP, the Corporate GP shall call a meeting of all Partners of the Partnership as provided in Section 13.5 hereof to vote on the specific matters raised in the request.

Redemption Provisions

14.1 REDEMPTION. A Partner (including any approved assignee who becomes a Limited Partner) may request to withdraw any part or all of his Capital Contribution and undistributed profits, if any, in the Partnership by submission of a request to the General Partner (such request for withdrawal is called a "Redemption"). Redemption shall be at the Net Asset Value per Unit determined at the close of business on the last day of the period established, from time to time, by the Corporate GP for Redemptions subject to the limitations provided in
14.2 below. Such Redemptions shall be no less often than quarterly; provided, however, Redemption may be deferred until after the lapse of twelve months from the date of initial purchase of the Units and, provided further, that the Partner maintain an investment in the Partnership of $5,000 or more.

14.2 REDEMPTION PROCEDURES. Redemption shall be after all liabilities, contingent, accrued, reserved in amounts determined by the Corporate GP have been deducted and there remains property of the Partnership sufficient to pay the Net Unit Value as defined in Paragraph 1.3(b). As used herein, "request for Redemption" shall mean a letter mailed or delivered by a Partner and received by the Corporate GP prior to the effective date for which Redemption is requested. Upon Redemption, a Partner shall receive, on or before the last day of the following month, an amount equal to the Net Unit Value redeemed as of the date for which the request for Redemption became effective, less accrued expenses and any amount owed by such Partner to the Partnership.

All Redemption requests shall be subject to the following:

(a) If redemption requests received from limited partners exceed funds available, redemptions will be allocated on a prorated basis for the then current redemption period and paid as a preference in future redemptions periods as cash becomes available.

(b) The Corporate GP in its sole discretion may, upon notice to the Partners, declare additional Redemption dates and may cause the Partnership to redeem fractions of Units and, prior to registration of Units for public sale, redeem Units held by Partners who do not hold the required minimum amount of Units established, from time to time, by the Corporate GP.

(c) The general partner may impose a redemption fee during the first year of investment not to exceed 3%. The amount of any cash distributions and amounts paid upon Redemption of Units as of the end of such month shall be subtracted from the Capital account of such Partner.